Exhibit to Accompany
Item 77J (b)
Form N-SAR
Lend Lease Funds
(the "Funds")


According to the provisions of Statement of Position
93 - 2 (SOP 93 - 2) "Determination, Disclosure and
Financial Statement Presentation of Income, Capital
Gain and Return of Capital Distributions by
Investment Companies, " the Funds are required to report the accumulated net investment income (loss) and accumulated net capital gain (loss) accounts to approximate amounts available for future distributions on a tax basis (or to offset future realized capital gains). Accordingly, at January 31, 2002 reclassifications for the were recorded to decrease paid-in-capital by $0 and $9,058, increase
(decrease) accumulated undistributed net realized gain on investments by $33,251 and $(17,621) and increase (decrease) undistributed net investment income by $(33,251) and $26,679 for the US and European Funds, respectively. These reclassifications have no impact on the net assets of the Funds and it is designed to present the Funds' accumulated net realized income account on a tax basis.